UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January, 2003

HYDROGENICS CORPORATION — CORPORATION HYDROGÉNIQUE
(Translation of Registrant’s Name into English)

5985 McLaughlin Road
Mississauga, Ontario L5R 1B8
Canada
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): __________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

6-K Items

1.	Attached hereto as Exhibit (1) is a press release of the registrant, dated January 8, 2003, announcing the acquisition by the registrant of Greenlight Power Technologies, Inc.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION — CORPORATION HYDROGÉNIQUE (Registrant)

By:	/s/ Jonathan Lundy

Jonathan Lundy Vice President Strategic Development and Corporate Secretary

Dated:  January 15, 2003

EXHIBIT INDEX

(1)	Press Release dated January 8, 2003.